EXHIBIT (8)(b)

State Farm Investment Management Corp. and

State Farm Life Insurance Company

Rule 22c-2 Agreement

This agreement, as required pursuant to Rule 22c-2 of the Investment Company Act of 1940 and hereinafter referred to as the “Agreement”, is entered into as of                                      , by and between State Farm Investment Management Corp. (“SFIMC”), on behalf of State Farm Variable Product Trust (the “Trust”), and State Farm Life Insurance Company (“Life Company”).

SFIMC serves as the investment adviser, shareholder servicing agent, and transfer agent for the Trust. The Trust is a registered open-end management investment company under the Investment Company Act of 1940. Life Company offers variable universal life policies and variable deferred annuity contracts to the public and is the owner of the separate accounts associated with the variable universal life policies and variable deferred annuity contracts.

The Trust provides the funding options for the separate accounts established in connection with variable life insurance policies and variable annuity contracts issued by Life Company. SFIMC provides investment adviser, shareholder, and transfer agent services for these funding options.

NOW, THEREFORE, in consideration of their mutual promises, SFIMC and Life Company hereby agree as follows:

1. Definitions.

For purposes of this Agreement:

The term “Fund” refers to State Farm Variable Product Trust and includes the Fund’s principal underwriter (“State Farm VP Management Corp.”) and transfer agent (“SFIMC”). The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

The term “written” includes electronic writings and facsimile transmissions.

2. Agreement to Provide Information.

Life Company agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Life Company during the period covered by the request.

2.1 Period Covered by Request. Requests must set forth a specific period, not to exceed twenty-four months from the date of the request, for which transaction information is sought. The Fund may request transaction information older than twenty-four months from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

2.2 Form and Timing of Response. Life Company agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than five business days, after receipt of a request. If the requested information is not on the Life Company’s books and records, Life Company agrees to: (i) provide or arrange to provide to the Fund the requested information from Shareholders who hold an account with an indirect intermediary., or (ii) if directed by the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, Life Company agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

2.3 Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Life Company.

3. Agreement to Restrict Trading.

Life Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Life Company’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

3.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

3.2 Timing of Response. Life Company agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Life Company.

3.3 Confirmation by Intermediary. Life Company must provide written confirmation to the Fund that instructions have been executed. Life Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

4. Termination

This Agreement shall be effective as of the date first set forth above and shall continue in force until terminated by one party giving thirty (30) days prior written notice to the other parties.

5. Amendment

This Agreement shall be amended in writing at any time by a mutual agreement of the parties.

6. Governing Law

This Agreement shall be construed, interpreted, and the rights of the parties determined in accordance with the laws of the State of Illinois.

7. Entire Agreement

With respect to the subject matter of this Agreement, this Agreement constitutes the entire agreement between the parties and supersedes all prior and contemporaneous agreements and undertakings.

8. Successors and Assigns

This Agreement will inure to the benefit of and be binding upon the parties to this Agreement, their respective successors and assigns.

9. Headings

The headings of the several paragraphs of this Agreement are intended solely for references and are not intended for any other purpose whatsoever or to explain, modify, or place any construction on any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written:

/s/ Richard Paul, Vice-President—Financial and Secretary

State Farm Investment Management Corp.

/s/ John W. Carroll, VPO

State Farm Life Insurance Company